December 11, 2019

VIA ELECTRONIC TRANSMISSION

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Baron Select Funds (the “Registrant”)—Securities and Exchange Commission (“SEC” or the “Staff”) Review of Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A, File Nos. 333-103025; 811-21296 (Baron FinTech Fund or the “Fund”)

Dear Ms. Brutlag:

This letter is in response to an additional comment that the Registrant received verbally from the Staff on December 11, 2019 in connection with the Registrant’s comment response letter for Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A as filed with the SEC on October 15, 2019.

In addition, in connection with this filing, the Registrant hereby states the following:

1.

The Registrant acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are responsible for the content of such disclosure;

2.

The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose SEC action, or other action, with respect to the disclosure made herein; and

3.

The Registrant represents that neither the Registrant nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

The Registrant’s responses to the Staff’s comments are as follows:

COMMENT 1: Summary Prospectus— FinTech Fund—Principal Investment Strategy

Comment: The Staff has reviewed the revised principal investment strategy in the Registrant’s comment response letter. The Staff believes that the revised definition of fintech companies fails to provide a sufficient quantitative measure to define such companies. The Staff requests that the Registrant makes clear the extent to which such companies activities or assets will be devoted to fintech by adding the word “significantly” before the word “develop” in the principal investment strategy.

Response: As discussed with the Staff, Registrant has revised its disclosure as follows: The Fund is a non-diversified fund that, under normal circumstances, invests at least 80% of its net assets in securities of companies that develop, use, or rely on innovative technologies or services, in a significant way, for banking, lending, capital markets, financial data analytics, insurance, payments, asset management, or wealth management. The Fund may purchase securities of companies of any market capitalization and may invest in foreign stocks, including emerging market securities.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino

General Counsel

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